Exhibit 99.3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

December 31, 2015

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2015. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 45.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 25.

The effective date of this MD&A is March 17, 2016.

December 31, 2015	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

December 31, 2015	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions of dollars, except per share information)	Year Ended December 31,
	2015	2014	2013(a)
Revenue
Copper-gold concentrate	$1,634.8	$1,735.6	$51.5
Total revenue	$1,634.8	$1,735.6	$51.5

Net income from continuing operations attributable to owners of Turquoise Hill	$340.7	$198.8	$97.7
Loss from discontinued operations attributable to owners of Turquoise Hill	(27.4)	(171.9)	(209.7)
Net income (loss) attributable to owners of Turquoise Hill	$313.3	$26.9	$ (112.0)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.17	$0.10	$0.07
Discontinued operations	(0.01)	(0.09)	(0.16)
Total	$0.16	$0.01	$(0.09)
Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.17	$0.10	$0.07
Discontinued operations	(0.01)	(0.09)	(0.16)
Total	$0.16	$0.01	$(0.09)

Total assets	$8,240.1	$8,299.0	$8,177.6
Long term liabilities
Financial liabilities	$13.6	$14.1	$928.3
Decommissioning obligations and deferred income tax liabilities	$157.3	$215.8	$189.6

(a)

Financial information for 2015 and 2014 has been prepared under IFRS; financial information for 2013 was prepared under U.S. GAAP and has not been restated in the above table. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 20 on this MD&A.

2.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

As at December 31, 2015, Turquoise Hill held a 19.2% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia and is listed in Canada and Hong Kong.

In 2015, the Company recorded net income attributable to owners of Turquoise Hill of $313.3 million or $0.16 per share compared with net income of $26.9 million or $0.01 per share in 2014, an increase of $286.4 million. The increase is mainly attributable to a $210.2 million non-cash impairment charge recorded in 2014 on reclassification of SouthGobi to assets held for sale, and a deferred tax asset of $165.0 million recognized in 2015, partially offset by adjustments for inventory write-down of $103.2 million.

Operating cash flows before interest and taxes in 2015 were $650.5 million compared with $718.5 million in 2014, reflecting the impact of lower commodity prices on sales revenue, offset by the continued production and delivery cost improvements and effective working capital management.

Capital expenditure on property, plant and equipment was $116.2 million on a cash basis in 2015, primarily attributed to sustaining capital activities.

Turquoise Hill’s cash and cash equivalents at December 31, 2015 were approximately $1.3 billion.

December 31, 2015	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Financial Results and Review of Operations for 2015

•	Oyu Tolgoi achieved an excellent safety performance for 2015 with an All Injury Frequency Rate of 0.33 per 200,000 hours worked.

•	In May 2015, the Oyu Tolgoi Underground Mine Development and Financing Plan was signed addressing key outstanding shareholder matters and setting out long-term funding of the project.

•	In August 2015, Oyu Tolgoi filed revised schedules for the statutory feasibility study with the Mongolian Minerals Council.

•	In December 2015, Oyu Tolgoi signed a $4.4 billion project financing facility provided by a syndicate of international financial institutions, export credit agencies and 15 commercial banks.

•	Underground pre-start activities are underway in parallel with an update to the feasibility study capital estimate, which is expected to be complete in Q1’16.

•	Turquoise Hill continues to expect approval of the updated 2016 feasibility study and notice to proceed decisions by the various boards for underground construction in Q2’16.

•	Oyu Tolgoi recorded revenue of $1.6 billion in 2015 on record concentrate sales of 819,800 tonnes reflecting higher concentrate sales volumes partially offset by lower copper and gold prices.

•	In Q4’15, Oyu Tolgoi recorded revenue of $355.6 million on concentrate sales of 236,200 tonnes reflecting lower copper and gold prices combined with lower sales of metal in concentrate.

•	Turquoise Hill generated operating cash flow before interest and taxes of $650.5 million in 2015.

•	In 2015, cash operating costs[1] at Oyu Tolgoi were $962.6 million including $59.9 million in non-recurring charges for the May 18 underground agreement and underground early works expensed.

•	For 2015, Oyu Tolgoi generated C1[1] costs of $0.57 per pound of copper and all-in sustaining costs[1] of $1.37 per pound of copper, a decrease of 50.0% and 29.7% respectively over 2014.

•	Capital expenditure on a cash basis for 2015 was $116.2 million, primarily attributed to sustaining activities.

•	For 2015, Oyu Tolgoi’s second full year of production, the mine operated at record levels.

•	Productivity improvements in the concentrator implemented throughout 2015 led to throughput exceeding nameplate capacity by year end and increasing by 23.9% over 2014.

•	For Q4’15, concentrator throughput increased 8.5% over Q3’15 reaching an all-time quarterly high.

•	In 2015, copper production of 202,200 tonnes exceeded the Company’s guidance and annual gold production of 653,000 ounces met guidance.

•	Compared to 2014, 2015 mined production increased 19.3%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%.

1 Refer to section 15 – NON-GAAP MEASURES – on page 42 of this MD&A for a description of non-GAAP measures and reconciliation to financial statement disclosures.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016.

•	Sales contracts have been signed for approximately 90% of Oyu Tolgoi’s expected 2016 concentrate production.

•	In September 2015, Oyu Tolgoi surpassed 1.5 million tonnes of concentrate shipped.

•	Turquoise Hill’s cash and cash equivalents at December 31, 2015 were approximately $1.3 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan, which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project.

Oyu Tolgoi Underground Mine Development and Financing Plan

On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto signed the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

The agreements addressed key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also addressed the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Company in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion presented in the 2014 Oyu Tolgoi Technical Report. The components of the variance are outlined in the following paragraphs.

In 2003, Turquoise Hill acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty was challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company determined, as part of the Underground Plan negotiated, that it would not contest its right to receive payment and consequently recognized a charge of $36.8 million in Q2’15 for write-off of the original royalty acquisition cost.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127.0 million to approximately $30.0 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi agreed, without accepting liability and without creating a precedent, to pay the amount of the determination by way of settlement to resolve the tax matter. A final charge of $22.1 million has been recognized in Q2’15 for settlement of amounts not previously paid or provided for in relation to the Tax Assessment.

The parties agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi recalculated royalties payable accordingly since the commencement of sales and submitted an additional amount payable in Q2’15 of approximately $17.1 million to the Government, which includes approximately $14.5 million on previous years’ sales.

Notwithstanding the terms of the ARSHA, the parties agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%. In accordance with the ARSHA, 50% of the MSP is payable to Turquoise Hill and 50% to Rio Tinto.

Turquoise Hill continues to work with Oyu Tolgoi LLC on possible support of Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

Signing of project finance

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility, one of the largest in the mining industry. The facility was provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

The facility consists of the following components:

Facility	Amount	Term	Annual interest rate
Commercial Banks –A Loan	$0.8 billion	15 years	LIBOR + 3.78% pre-completion; LIBOR + 4.78% post-completion
Export Credit Agencies Loan	$0.9 billion $0.4 billion	14 years 13 years	LIBOR + 3.65% pre-completion; LIBOR + 4.65% post-completion US Ex-Im at fixed rate of Commercial Interest Reference Rate based on US Treasury rates; determined at time of first disbursement
MIGA Insured Loan	$0.7 billion	12 years	LIBOR + 2.65 % pre-completion; LIBOR + 3.65% post-completion
Commercial Banks – B Loan	$1.6 billion	12 years	LIBOR + 3.4% pre-completion; LIBOR + 4.4% post-completion Includes $50 million 15-year loan at A Loan rate

The project finance facility will be funded by Export Development Canada, the European Bank for Reconstruction and Development, the International Finance Corporation, the Export-Import Bank of the United States, the Export Finance and Insurance Corporation of Australia and commercial lenders comprising BNP Paribas, ANZ, ING, Société Générale Corporate & Investment Banking, Sumitomo Mitsui, Standard Chartered Bank, Canadian Imperial Bank of Commerce, Crédit Agricole, Intesa

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Sanpaolo, National Australia Bank, Natixis, HSBC, The Bank of Tokyo-Mitsubishi UJF, KfW IPEX-Bank and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden. The Multilateral Investment Guarantee Agency (MIGA) provided political risk insurance for the commercial banks.

Turquoise Hill, Rio Tinto and Oyu Tolgoi continue to work towards completing the 2016 feasibility study, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed and subject to the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi approving a formal ‘notice to proceed’ (Notice to Proceed), the full $4.4 billion facility will be drawn down by Oyu Tolgoi subject to satisfaction of certain conditions precedent typical for a financing of this nature. Net proceeds from the project finance facility (Net PF Proceeds), after fees and taxes, are anticipated to be approximately $4.1 billion. The Net PF Proceeds will be used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill. The Net PF Proceeds will be available to be re-drawn by Oyu Tolgoi for the development of the underground mine.

As part of the project finance agreements, Rio Tinto has agreed to provide a guarantee, known as the completion support undertaking, in favour of the project finance lenders. In consideration for providing completion support, and as contemplated by previous agreements, Oyu Tolgoi and Turquoise Hill have agreed to pay Rio Tinto an annual completion support fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee will apply to funding used for facility fees and taxes at initial drawdown as well as amounts used to fund development. The obligation to pay a completion support fee will terminate on the date Rio Tinto’s completion support obligations to the project lenders terminate.

Following successful fulfilment of the completion tests outlined in the project finance facility, the Rio Tinto completion support undertaking will terminate and the facility interest rates will shift to post-completion rates. The project financing facility provides for interest only payments for the first five years and is then structured on a stepped amortization schedule for the remaining life of the facility.

The parties to the project finance facility have agreed to a debt cap of $6.0 billion for Oyu Tolgoi, providing the option for an additional $1.6 billion of supplemental debt in the future.

In its capacity as project sponsor, Turquoise Hill will enter into a guarantee, known as the sponsor debt service undertaking, with Rio Tinto, the project lenders and agents representing such lenders (Sponsor DSU). Under the Sponsor DSU, Turquoise Hill guarantees to the finance parties payment of principal, interest and fees owed by Oyu Tolgoi to the senior lenders under the project financing payable prior to completion. The obligations of Turquoise Hill under the Sponsor DSU terminate upon the earliest of (i) completion of the project, (ii) the termination of the Sponsor DSU as a result of the occurrence of certain force majeure circumstances (described in the agreements as suspensive events), and (iii) the date on which all senior debt obligations have been irrevocably and unconditionally paid or discharged and the commitments have terminated or expired.

Additionally, in connection with the signing of the project finance agreements with the project lenders and in consideration of Rio Tinto’s completion support undertaking, Turquoise Hill has entered into a number of agreements, including: a financing support agreement with Rio Tinto (Company Financing Support Agreement); a financing support agreement with Oyu Tolgoi and Rio Tinto (Oyu Tolgoi Financing Support Agreement) and a cash management services agreement with wholly-owned subsidiaries of Rio Tinto, 9539549 Canada Inc. and Rio Tinto International Holdings Limited (RTIH) (Cash Management Services Agreement). The following briefly summarizes certain provisions in the foregoing agreements, each of which have been filed with the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The provisions contained in the Company Financing Support Agreement, including those referred to below, are broadly in line with the principles and provisions established under the Memorandum of Agreement between Turquoise Hill and Rio Tinto entered into in 2012:

•

Under the Company Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Turquoise Hill’s ability to meet its obligations under the Sponsor DSU or give rise to an event of default or completion default under the project finance agreements, Rio Tinto shall have the right to require that Turquoise Hill effect an equity contribution by way of private placement of Turquoise Hill shares to Rio Tinto or a rights offering similar in form and structure to the rights offering which closed in January 2014. Turquoise Hill will also have the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of Turquoise Hill’s market capitalization as of the date of the Company Financing Support Agreement. Any such transaction shall also be subject to applicable securities laws.

•

The Company Financing Support Agreement also contains certain restrictions relating to the conduct of the Company’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date Rio Tinto’s completion support obligations terminate, (ii) the date that all senior loan advances under the project finance agreements are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which Rio Tinto’s completion support obligations terminate if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi’s ability to meet its obligations under the project finance agreements or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the project lenders.

Under the Cash Management Services Agreement, Turquoise Hill has appointed 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with the Net PF Proceeds, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Turquoise Hill is also entitled to the return of any outstanding balance of such managed funds upon the termination of Rio Tinto’s completion support obligations. RTIH has agreed to guarantee the obligations of the service provider under this agreement.

Preparation for underground development

Following the filing of revised schedules for the statutory feasibility study with the Mongolian Minerals Council in August 2015, pre-start activities began in parallel with an update to the capital estimate, which is expected to be complete in Q1’16. Pre-start activities include ramp-up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. Care and maintenance activities have continued for

December 31, 2015	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Shaft #1, facilities and mobile equipment. Appointments to key roles in the underground team are well underway, with key staff starting in Q1’16. Turquoise Hill expects the Notice to Proceed decision for underground construction in Q2’16.

Prior to the suspension in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Full-year 2015 and Q4’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an excellent safety performance for 2015 with an All Injury Frequency Rate of 0.33 per 200,000 hours worked.

Key financial metrics for 2015 and Q4’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014

Revenue ($ in millions of dollars)	670.6	426.2	421.3	431.7	355.6	1,634.8	1,735.6
Concentrates sold (‘000 tonnes)	262.7	167.7	189.8	226.0	236.2	819.8	733.7
Revenue by metals in concentrates ($ in millions of dollars)
Copper	368.5	190.2	220.3	224.5	194.6	829.6	1,066.9
Gold	296.4	232.3	197.4	202.8	156.4	788.9	650.5
Silver	5.7	3.6	3.6	4.4	4.6	16.2	18.2
Cost of sales ($ in millions of dollars)	402.8	257.9	225.7	252.2	239.2	975.0	1,235.1
Production and delivery costs	279.5	173.9	147.4	159.4	149.7	630.4	849.8
Depreciation and depletion	123.3	83.9	78.2	92.8	89.6	344.5	385.3
Capital expenditure on cash basis (cash flows $ in millions of dollars)	18.5	24.3	35.1	29.3	27.5	116.2	242.2
Royalties	36.6	21.9	49.8	24.1	25.0	120.8	91.5
Cash operating costs ($ in millions of dollars)**		218.9	284.6	222.5	236.6	962.6	958.4
Unit costs ($ per pound of copper)**
C1		0.09	0.73	0.40	0.88	0.57	1.14
All-in sustaining		0.96	1.26	1.52	1.56	1.37	1.95

* Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company‘s consolidated financial statements.

** Please refer to Section 15 – NON-GAAP MEASURES – on page 42 of this MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Revenue of $1.6 billion in 2015 decreased 5.8% over 2014 reflecting lower copper and gold prices partially offset by higher volumes of copper-gold concentrate sales. Concentrate sold in 2015 of 819,800 tonnes increased 11.7% over 2014 reaching an all-time annual high.

Revenue of $355.6 million in Q4’15 decreased 17.6% over Q3’15 reflecting lower copper and gold prices combined with lower metals in concentrate sales. Fourth quarter concentrate sold of 236,200 tonnes increased 4.5% over Q3’15.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

A charge of $90.9 million was recorded in 2015, within operating expenses, for provision against, and write-off of, non-current ore stockpiles. The charge followed a re-estimation of realizable value to reflect lower copper and gold prices and updated assumptions for timing of processing.

Capital expenditure, on a cash basis, for 2015 was $116.2 million (2014: $242.2 million) primarily attributed to sustaining activities, including the tailings storage facility and deferred stripping (2014 included payments relating to 2013 underground development prior to suspension).

Total cash operating costs at Oyu Tolgoi in 2015 were $962.6 million inclusive of non-recurring charges following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million). Throughout 2015, Oyu Tolgoi improved and optimized operations in order to reduce costs across the mine’s operation. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized where appropriate and depreciated. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 22 of this MD&A.

Oyu Tolgoi’s C1 costs in 2015 were $0.57 per pound, compared with $1.14 per pound in 2014. The decrease was mainly due to production volume increases and cost optimization, partly offset by reduced gold and silver credits per pound of copper produced. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies.

Oyu Tolgoi’s C1 costs in Q4’15 were $0.88 per pound, compared with $0.40 per pound in Q3’15. The increase was mainly due to a drop in gold revenues and lower grades.

All-in sustaining costs in 2015 were $1.37 per pound, compared with $1.95 per pound in 2014. The decrease was mainly due to volume increases, cost optimization and operational efficiencies, partly offset by reduced gold and silver credits per pound of copper produced, combined with impact of non-recurring and non-cash items.

All-in sustaining costs in Q4’15 were $1.56 per pound, compared with $1.52 per pound in Q3’15. The increase was mainly due to a drop in gold revenues and lower grades.

December 31, 2015	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key operational metrics for 2015 and Q4’15 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	18,944	21,999	22,094	23,969	23,708	91,771	76,919
Ore treated (‘000 tonnes)	7,505	7,512	9,025	8,632	9,369	34,537	27,872
Average mill head grades:
Copper (%)	0.74	0.52	0.69	0.75	0.69	0.67	0.60
Gold (g/t)	1.46	0.48	1.09	0.56	0.92	0.78	0.86
Silver (g/t)	1.65	1.16	1.46	1.90	1.67	1.56	1.60
Concentrates produced (‘000 tonnes)	186.7	130.9	215.5	210.3	231.8	788.5	563.6
Average concentrate grade (% Cu)	26.9	25.7	25.6	26.6	24.7	25.6	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	50.3	33.6	55.3	56.0	57.3	202.2	148.4
Gold (‘000 ounces)	278	86	238	123	207	653	589
Silver (‘000 ounces)	286	184	297	388	355	1,223	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	67.6	42.1	46.3	58.2	54.7	201.3	185.8
Gold (‘000 ounces)	263	200	177	200	160	737	561
Silver (‘000 ounces)	383	219	245	334	360	1,158	1,093
Metal recovery (%)
Copper	90.7	86.8	88.6	86.4	88.4	87.6	89.1
Gold	78.6	71.6	75.6	76.4	74.2	74.4	76.6
Silver	71.6	65.4	70.6	73.0	70.8	69.9	62.3

For 2015, Oyu Tolgoi’s second full year of production, the mine operated at record levels. Productivity improvements in the concentrator implemented throughout the year led to throughput exceeding nameplate capacity by year end. Copper production for 2015 of 202,200 tonnes exceeded the Company’s guidance of 175,000 to 195,000 tonnes and annual gold production of 653,000 ounces met 2015 guidance of 600,000 to 700,000 ounces. Compared to 2014 results, 2015 mined production increased 19.3%, concentrator throughput increased 23.9%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%.

For Q4’15, throughput increased 8.5% over Q3’15 reaching an all-time high. Copper production for the quarter increased 2.3% over Q3’15 due to higher volumes offset by lower grades. As a result of mining higher grades from Phase 2 and higher volumes, Q4’15 gold production increased 68.3% over Q3’15.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At December 31, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.9 billion, including accrued interest of $0.8 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. During 2015, Oyu Tolgoi repaid a total amount of $482.0 million with respect to these loans, including accrued interest of $150.3 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective

December 31, 2015	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2015, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $231.1 million.

Operational outlook

Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. Open-pit operations are expected to mine in phases 2, 3 and 6 during the year as well as begin stripping for phase 4. In addition, stockpiled ore is anticipated to be processed during the year. The reduction in gold compared to 2015 is expected to result from mining in lower-grade gold areas and processing lower-grade stockpiled ore. The majority of 2016 gold production is expected in the first half of the year.

Operating cash costs for 2016 are expected to be approximately $800 million. The reduction compared to 2015 operating cash costs is mainly related to additional capitalization of phase 4 stripping costs.

Capital expenditures for 2016 on a cash-basis, excluding underground development, are expected to be approximately $300 million, of which approximately $280 million relates to sustaining capital. Sustaining capital reflects increased capitalization of phase 4 deferred stripping costs.

For underground development, Turquoise Hill will provide capital guidance for 2016 once a final Notice to Proceed decision is confirmed.

Sales contracts have been signed for approximately 90% of Oyu Tolgoi’s expected 2016 concentrate production.

Exploration during 2015

Oyu Tolgoi’s exploration program focused on near surface targets using geochemical surveys and detailed ground magnetic surveys to identify porphyry style mineralisation. In December 2015, Turquoise Hill acquired a second exploration licence within 50 kilometers of Oyu Tolgoi.

B.     OTHER ASSETS

SouthGobi

During 2015, the Company pursued a strategy of divesting its holding in SouthGobi, which amounted to 104.8 million shares (47.9%) at January 1, 2015. Sale of 50.4 million shares in SouthGobi to Novel Sunrise Investments Limited (NSI) was completed between April 23 and June 3, 2015 at a price of C$0.35 per share.

At December 31, 2015, following dilution of the Company’s interest on November 30 as the result of issuance to the China Investment Corporation (CIC) of 11.9 million new SouthGobi shares, and general market sales in accordance with the Company’s ongoing divestment strategy, Turquoise Hill owned 49.3 million shares (19.2%). The Company’s remaining interest in SouthGobi is recorded as an available for sale investment within financial assets, with a fair value (based on the quoted share price) of $14.5 million at December 31, 2015.

December 31, 2015	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

See Note 14 to the annual consolidated financial statements for the year ended December 31, 2015 for more information.

C.     CORPORATE ACTIVITIES

Statutory feasibility study

On March 18, 2015, Oyu Tolgoi filed a statutory feasibility study with the Mongolian Minerals Council. Under Mongolian law, Oyu Tolgoi is required to submit an update to the feasibility study at least every five years.

MIGA host country approval signing

In September 2015, the Government of Mongolia signed the request of the Multilateral Investment Guarantee Agency (MIGA) for host country approval (HCA) with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing. The signing of the HCA was a significant milestone in the project financing timeline.

Management changes

In September 2015, Turquoise Hill announced the resignation of Stewart Beckman, Senior Vice President, Operations and Technical Development, effective October 1, 2015 due to Mr. Beckman having accepted a new position within Rio Tinto.

In January 2016, Turquoise Hill announced the appointment of Brendan Lane as Vice President, Operations and Development effective February 1, 2016. Mr. Lane brings 25-years of industry experience including metallurgical, mine engineering and commercial roles at Rio Tinto, Anglo American and BHP Billiton.

D.     CORPORATE ADMINISTRATIVE EXPENSES

Corporate administrative expenses. Corporate administrative costs in 2015 were $17.2 million, a decrease of $5.4 million from 2014, mainly due to lower employee and consulting costs as the Company continued to focus on core operations.

December 31, 2015	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.     SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

($ in millions of dollars, except per share information)	Quarter Ended
	Dec-31 2015	Sep-30 2015	Jun-30 2015	Mar-31 2015
Revenue
Copper-gold concentrate	$355.6	$431.7	$421.3	$426.2
Total revenue	$355.6	$431.7	$421.3	$426.2

Net income from continuing operations attributable to owners	$179.7	$44.0	$49.9	$67.1
Income (loss) from discontinued operations attributable to owners	(8.7)	(22.8)	(25.0)	29.1
Net income (loss) attributable to owners of Turquoise Hill	$171.0	$21.2	$24.9	$96.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.10	$0.02	$0.02	$0.03
Discontinued operations	-	(0.01)	(0.01)	0.01
Total	$0.10	$0.01	$0.01	$0.04
Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.10	$0.02	$0.02	$0.03
Discontinued operations	-	(0.01)	(0.01)	0.01
Total	$0.10	$0.01	$0.01	$0.04

	Dec-31 2014	Sep-30 2014	Jun-30 2014	Mar-31 2014
Revenue
Copper-gold concentrate	$670.6	$491.6	$459.5	$113.9
Total revenue	$670.6	$491.6	$459.5	$113.9

Net income (loss) from continuing operations attributable to owners	$144.2	$43.9	$20.1	$(9.4)
Loss from discontinued operations attributable to owners	(9.6)	(137.9)	(12.2)	(12.2)
Net income (loss) attributable to owners of Turquoise Hill	$134.6	$(94.0)	$7.9	$(21.6)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.07	$0.02	$0.01	$(0.01)
Discontinued operations	-	(0.07)	(0.01)	(0.01)
Total	$0.07	$(0.05)	$-	$(0.02)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.07	$0.02	$0.01	$(0.01)
Discontinued operations	-	(0.07)	(0.01)	(0.01)
Total	$0.07	$(0.05)	$-	$(0.02)

4.     LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2015, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.3 billion, consolidated working capital (inclusive of cash and cash equivalents) of $1.5 billion and an accumulated deficit of $4.5 billion.

December 31, 2015	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Cash flow

Operating activities. A total of $650.5 million of cash was generated from operating activities before interest and tax in 2015, reflecting cost improvements as Oyu Tolgoi continued to optimize operations and working capital efficiencies. Net cash generated from operating activities in 2015 was $582.5 million.

Investing activities. Cash used in investing activities totalled $81.6 million in 2015. Property, plant and equipment purchases of $116.2 million related mainly to Oyu Tolgoi sustaining activities (including deferred stripping and construction of tailings storage facility). Capital expenditure was partly offset by proceeds from divestment of shares in SouthGobi and Ivanhoe Mines Ltd.

Financing activities. There was no significant financing activity during 2015.

Liquidity and capital resources

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million revolving facility signed on February 24, 2014, which matured on February 24, 2015. Amounts drawn under the facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on March 19, 2016 and is expected to be renewed with effect from that date until draw down of project finance subject to the Oyu Tolgoi board’s approval. At December 31, 2015, no amounts had been drawn down on the facility.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of Oyu Tolgoi, and the $200.0 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. As of December 31, 2015, Oyu Tolgoi has signed a $4.4 billion project finance facility for the purposes of developing the underground mine. Please refer to Section 2.A – OYU TOLGOI – on page 6 of this MD&A.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	December 30, 2015	December 31, 2014
Financial Assets

Cash and cash equivalents	$1,343,878	$862,755
Available for sale: Long-term investments	18,902	34,325
Cost method: Long-term investments	115	115
Loans and receivables:
Trade and other receivables	12,210	14,519
Due from related parties	3,623	7,864

Financial Liabilities
Trade and other payables	166,766	185,852
Payable to related parties	34,801	53,784

December 31, 2015	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

Turquoise Hill is exposed to United States interest-rate risk with respect to the variable rates of interest receivable on cash and cash equivalents.

5.     SHARE CAPITAL

As at March 17, 2016, the Company had a total of:

•	2,012,314,469 common shares outstanding;

•

1,771,965 incentive stock options outstanding, with a weighted average exercise price of C$14.51 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.83 to C$23.75 per share.

6.     OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 15 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s earnings. In Q1’16, copper prices slumped on renewed fears of slow global growth and financial market instability. By early March, prices rebounded to approximately $2.20 per pound as sentiment improved following the Chinese New Year. Chinese stimulus measures and the possible delay of further monetary tightening in the US aided a broad commodity market recovery in early March, supported by relatively stable oil prices. The near-term outlook is well-balanced in anticipation of post-Chinese New Year restocking and improved sentiment; however there is limited visibility on overall demand.

December 31, 2015	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Spot treatment and refining charges into China continue to trend downward (reaching 75/7.5-85/8.5, below the 2016 benchmark of 97.35/9.375), reflecting solid demand from smelters following domestic and ex-China mine cutbacks and tight scrap availability. Visible stocks in February have risen by approximately 75,000 tonnes to approximately 945,000 tonnes, due in part to flows into bonded warehouses in China (up approximately 50,000 tonnes). The positive arbitrage opportunity for Chinese importers has also resulted in an increase in Shanghai Futures Exchange stocks (up approximately 65,000 tonnes) at the expense of London Metal Exchange stocks (down approximately 42,000 tonnes). Overall, stocks remain balanced-to-low, relative to demand.

By early March 2016, gold surged as high as $1,279 per ounce as financial market turmoil prompted safe-haven demand.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, and a portion of its expenses are incurred in local currencies. Foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact.

7.     OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2015, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.     CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2015:

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1
	year	1 - 3 years	4 - 5 years	After 5 years	Total

Purchase obligations (1)	$144,400	$60,000	$-	$-	$204,400
Operating leases	196	123	-	-	319
Finance leases	-	12,737	-	-	12,737
Decommissioning obligations	-	-	-	230,566	230,566
Total	144,596	72,860	-	230,566	448,022

(1)

These amounts mainly represent various long-term contracts that include commitments for future operating payments for supply of power, drilling, engineering, equipment rentals and other arrangements. Purchase obligations include $24.4 million of project finance fees that will be incurred in 2016.

9.     CHANGES IN ACCOUNTING POLICIES

The Company adopted IFRS in its annual consolidated financial statements for the year ended December 31, 2015. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 22 of this MD&A.

December 31, 2015	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Since the adoption of IFRS, for which the transition date is January 1, 2014, there have been no significant changes in the Company’s accounting policies.

10.     CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2015. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates derived therefrom have been identified as being critical:

•	Reserves and resources;
•	Recoverable amount of property, plant and equipment;
•	Depletion and depreciation of property, plant and equipment;
•	Decommissioning obligations
•	Deferred stripping
•	Income taxes; and
•	Net realizable value of inventories.

Reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in National Instrument 43-101). Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform when required, formal assessments of the recoverable amount of property, plant and equipment; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator. A formal estimate of recoverable amount may, but will not necessarily, result in an impairment charge in the financial statements.

Recoverable amount is assessed at the level of the cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent from the cash inflows from other assets. When an impairment review is undertaken, the recoverable

December 31, 2015	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

amount is estimated by reference to the higher of value in use and fair value less costs of disposal (FVLCD). FVLCD is usually estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of Turquoise Hill’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of Turquoise Hill’s assets and, as such, the amortization of these assets has a significant effect on Turquoise Hill’s financial statements.

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method. Depletion of each mineral property interest is provided on the units-of-production basis using estimated proven and probable reserves as the depletion basis.

Significant judgment is involved in the determination of the useful lives and residual values of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset. For long-lived assets that are depleted or depreciated over proven and probable reserves using the units-of-production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or deprecation.

Decommissioning obligations

Turquoise Hill has obligations for site restoration and decommissioning related to its mining properties. Turquoise Hill, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations for mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies. In addition, the estimate includes liabilities arising from constructive obligations made by the Company. Such obligations may arise from established patterns or practice by Turquoise Hill or its affiliates (including other member companies of the Rio Tinto Group), published policies or statements of intent, or other commitments, whether contractual or informal. As a result of future reviews of its constructive obligations with respect to asset retirement, there could be adjustments to the Company’s accounting provision for site restoration and decommissioning affecting future results.

Turquoise Hill recognizes liabilities for statutory, contractual, legal and constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of

December 31, 2015	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

Because the estimate of obligations is based on future expectations in the determination of closure provisions, management makes a number of assumptions and judgments including estimating the amount of future reclamation costs and their timing, risk-free inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of Turquoise Hill’s existing assets could differ materially from their estimated undiscounted future value.

Deferred stripping

Stripping of waste material takes place throughout the production phase of a surface mine or pit. Identification of components within a mine and of life of component strip ratios is dependent on the mine’s design. Changes to that design may introduce new components and/or change the life of component strip ratios. Changes in other technical or economic parameters having an impact on ore reserves may also have an impact on the life of component strip ratios even if they do not affect the mine’s design. Changes to the life of component strip ratio are accounted for prospectively.

Income taxes

Turquoise Hill must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. Turquoise Hill recognizes deferred tax assets for unused tax losses, tax credits and deductible temporary differences, only to the extent it is probable that future taxable profits will be available against which they can be utilized.

The determination of the ability of Turquoise Hill to utilize tax losses carried forward to offset income taxes payable in the future requires management to exercise judgment and make assumptions about Turquoise Hill’s future performance. Management is required to assess whether Turquoise Hill is more likely than not able to benefit from these tax losses. Changes in economic conditions, metal prices, timing of taxable income streams and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the statement of financial position date, they are included within non-current assets and net realizable

December 31, 2015	Page | 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

value is calculated on a discounted cash flow over the planned processing timeframe for such ore. Evaluating net realizable value requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing, and associated costs.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2015 and have therefore not been applied in preparing the annual consolidated financial statements.

The following standards may have a potential effect on the consolidated financial statements of the Company:

•

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

•

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

•

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

12.	INTERNATIONAL FINANCIAL REPORTING STANDARDS

The annual consolidated financial statements for the year ended December 31, 2015 are the Company’s first consolidated financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the transition date is January 1, 2014 (Transition Date).

December 31, 2015	Page | 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following outlines the key IFRS transitional impacts on the Company’s financial statements and the impact of the IFRS transition on systems, process, business activities and controls.

Note 27 to the annual consolidated financial statements for the year ended December 31, 2015 provides more detail on the key U.S. GAAP to IFRS differences, the accounting policy decisions and the application of IFRS 1 – First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP.

The impact of the transition to IFRS on total equity is outlined in the table below for the comparative period end dates presented:

Reconciliation of equity	December 31, 2014	January 1, 2014
(Stated in $000’s of dollars)

Equity under U.S. GAAP	$7,576,725	$4,578,086
IFRS adjustments to equity:
Non-current inventories	(110,330)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	42,395	9,442
Deferred stripping costs (SouthGobi)	-	96,063
Available for sale equity investments	873	14,331
Loans receivable	4,509	13,024
Decommissioning obligations	(1,703)	(1,614)
Income taxes	-	4,547
Rights offering	-	928,280
Consolidation and classification of SouthGobi	55,986	-
Other	10	735

Total IFRS adjustments to equity	$(8,260)	$960,916

Total equity under IFRS	$7,568,465	$5,539,002

December 31, 2015	Page | 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The impact of the transition on comprehensive income is outlined in the table below for the comparative periods presented:

Reconciliation of total comprehensive income (loss) (Stated in $000’s of dollars)	Year ended December 31, 2014

Comprehensive loss under U.S. GAAP	$(208,884)
IFRS adjustments to income (loss):
Non-current inventories	(6,439)
Deferred stripping costs	37,234
Decommissioning obligations	953
Income taxes	(10,087)
Rights offering	34,034
Consolidation and classification of SouthGobi	(99,758)
Other	2,398
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	(13,458)
Loans receivable	(8,514)
Income taxes	5,539

Total IFRS adjustments to comprehensive loss	$(58,098)

Comprehensive loss under IFRS	$(266,982)

As there has been no change in the net cash flows, no reconciliations have been prepared. The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows.

Financial statement presentation changes

The Company has also changed the presentation of certain items in its consolidated financial statements for the year ended December 31, 2015 as compared to its financial statements previously published in accordance with U.S. GAAP.

•	Mining royalties are now included within operating expenses where previously they were netted against revenues.
•	Accretion expense for decommissioning obligations is included within finance costs where previously it was shown separately on the face of the statement of operations.
•

Deferred income tax liabilities for withholding taxes on intercompany interest payments is now classified as deferred income taxes where previously they were included in accounts payable and accrued liabilities as withholding tax payable.

Systems, processes and business activities

The Company has assessed the impact of the IFRS transition on systems and processes, including an assessment on information technology systems and internal controls and implemented changes required as a result. These changes were not significant.

The Company applied its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Company’s Audit Committee.

December 31, 2015	Page | 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Post-implementation

During post-implementation, the Company will continue to monitor the changes to IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that Turquoise Hill has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

13.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which Turquoise Hill is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to Section 21, “Forward-Looking Statements and Forward-Looking Information” on page 46 of this MD&A. If any of such risks or risks not currently known to Turquoise Hill actually occurs or materializes, Turquoise Hill’s business, financial condition or results of operations could be adversely affected, even materially adversely affected. For the purpose of Section 13 of this MD&A, a reference to the Company refers to Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

The Company may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Investment Agreement and the Underground Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Underground Plan, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement and the Underground Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. If the terms of the Investment Agreement and/or the Underground Plan cannot be enforced effectively, Turquoise Hill could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

There can be no assurance that the Company will be able to access the funding that it needs to continue development of Oyu Tolgoi. In particular, there can be no assurance that the conditions for one or more drawdowns under the Oyu Tolgoi project financing will be satisfied in a timely manner or at all, or that the corporate, governmental and other approvals required for the initial drawdown under Oyu Tolgoi project financing will be obtained.

Development of the open pit mine at Oyu Tolgoi has been completed and Oyu Tolgoi is now operational. On December 15, 2015, the Company announced that Oyu Tolgoi LLC had entered into the $4.4 billion project finance facility to fund development of the underground mine. The Company is

December 31, 2015	Page | 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

working towards completion of the drawdown conditions under the project finance facility, which included the completion of the statutory feasibility study, which was filed in August 2015, and the updated capital estimates required in connection therewith, securing all necessary permits, the approval of the Board of Directors and each of the boards of directors of RTIH and Oyu Tolgoi LLC of a formal Notice to Proceed and certain other conditions precedent. The full project finance facility will be available for drawdown upon completion of the aforementioned conditions.

However, to the extent the drawdown conditions under the project finance facility are not satisfied in a timely manner or at all, funding under the project finance facility may be delayed or may not be available. Furthermore, additional funding may be required to complete the development of the underground mine. If project financing is not available or obtainable on reasonable commercial terms for such purposes, the Company could seek to issue common shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of common shares and have a material adverse effect upon the market price of common shares. Under the terms of the covenants forming part of the Company Financing Support Agreement, Turquoise Hill is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue preferred shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or preferred shares while the covenants forming part of the Company Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

The Government of Mongolia holds a significant stake in the Oyu Tolgoi Mine.

Although the ARSHA contemplates that the Company will maintain a controlling interest in Oyu Tolgoi, the Government of Mongolia also holds a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi mine property. In addition, a portion of the Oyu Tolgoi mine property is held subject to an agreement with Entrée Gold, a Canadian exploration stage resource company in which the Company directly holds a 9.4% interest and RTIH directly holds an 11.3% interest. Therefore, the Company will be subject to risks to which shareholders are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters (including Oyu Tolgoi LLC board and Mongolian governmental approvals in respect of the Oyu Tolgoi project financing) resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders.

The Company’s ability to carry on business in Mongolia is subject to legal and political risks.

Although Turquoise Hill expects that the Investment Agreement and the Underground Plan will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, the Company remains subject to potential legal and political risks in Mongolia.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport and sell its products and access construction labour, supplies and materials.

December 31, 2015	Page | 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the Underground Plan may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of the Oyu Tolgoi mine are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect the Company’s mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to Mongolia’s minerals laws in 2006 (and some of the revisions passed in 2014) and the enactment of a windfall profits tax that same year (that has since been repealed) as well as by the passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining (since amended to relax the controls imposed). There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement (which was threatened in both 2011 and 2012 and aspects of the agreement were part of ongoing shareholder discussions with the Government of Mongolia that were resolved in 2015) in ways that are adverse to the Company’s interests or that impair Turquoise Hill’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

December 31, 2015	Page | 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Investment Agreement and the Underground Plan include a number of future covenants that may be outside of the control of the Company to perform.

The Investment Agreement and the Underground Plan commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

•

Mongolian nationals must represent at least 90% of Oyu Tolgoi’s employees now that commercial production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years, increasing to 70% after ten years. Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

•

Although Oyu Tolgoi LLC has reached commercial production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required commercial production levels.

•

Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

•

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

•

The extension of the term of the Investment Agreement from 30 years to 50 years and then to 70 years is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the Underground Plan. Such a default or breach could result in termination of the Investment Agreement and the Underground Plan or damages accruing, which may have a material adverse impact on the Company and its share price.

December 31, 2015	Page | 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources within four years of commencing commercial production.

The Investment Agreement commits Oyu Tolgoi LLC to utilize only Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite Turquoise Hill’s best efforts, such an obligation is not necessarily within the Company’s control and non-fulfilment of such requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

RTIH, as the holder of a majority of the common shares, and as manager of the Oyu Tolgoi Mine, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and the Oyu Tolgoi mine.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding common shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi. The Company’s Chief Executive Officer and Chief Financial Officer were nominated by RTIH. Such persons, together with the rest of the Company’s senior management team, are employed by affiliates of RTIH and are seconded to the Company.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi through a series of governance mechanisms established under the Private Placement Agreement and the HoA. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters.

The interests of RTIH and the interests of the Turquoise Hill’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA, the 2012 Memorandum of Agreement and the 2013 Memorandum of Agreement in a manner that is consistent with the best interests of either Turquoise Hill or the Company’s other shareholders.

A substantial portion of Turquoise Hill’s liquid assets are deposited with or managed by affiliates of Rio Tinto.

On December 15, 2015, the Company entered into the Cash Management Services Agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, pursuant to which the Net PF Proceeds are to be deposited with and managed by 9539549 Canada Inc. until they are returned to Turquoise Hill for purposes of funding the underground at Oyu Tolgoi. Although RTIH has guaranteed the obligations of 9539549 Canada Inc. under the Cash Management Services Agreement, a delay in the return of such funds when requested by Turquoise Hill, or the unavailability of such funds for any

December 31, 2015	Page | 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

reason, could result in a material adverse effect on the Company. In December 2014, Movele S.à.r.l., a wholly-owned subsidiary of the Company, entered into a deposit agreement with Rio Tinto Finance plc (RTF), which has subsequently been renewed, pursuant to which Movele S.à.r.l. has deposited funds with RTF, which are invested or deposited by RTF for fixed terms. The inability of Movele S.à.r.l. to access cash and cash equivalent investments on deposit with RTF under the deposit agreement, in a timely manner or at all due to circumstances which limit RTF’s ability to return such funds to Movele S.à.r.l. could have a material adverse impact on Turquoise Hill and its business.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates and involve unexpected problems or delays.

Turquoise Hill’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground component of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi mine. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in the commencement or expansion of mineral production. In particular, funding and development of the underground component of Oyu Tolgoi was delayed until matters with the Government of Mongolia were addressed with the signing of the Underground Plan. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact the Company’s activities.

Mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and

December 31, 2015	Page | 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Company is exposed to risks of changing political stability and government regulation in the countries in which it carries out its activities.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations related to the mining industry and foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s activities may be affected to varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Turquoise Hill may be subject to disputes or issues with customs officials affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on Turquoise Hill’s ability to collect and/or recognize revenue. The Company’s activities may also be affected to varying degrees by political and economic instability, economic, investment or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

In certain areas where the Company is active, the regulatory environment is in a state of continuing change, and new laws, interpretations, regulations and requirements may be retroactive in their effect and implementation. The laws of certain of the countries in which the Company carries out its activities also have the potential to be applied in an inconsistent manner due to the substantial administrative discretion granted to the responsible government officials or agencies. As such, even Turquoise Hill’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on the Company and its share price.

The disclosed resource and reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control. The Company’s actual production, revenues and capital expenditures may differ materially from these estimates.

The disclosed estimates of reserves and resources in the AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large

December 31, 2015	Page | 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from Turquoise Hill’s mining projects may render mining of ore reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in Proven mineral reserves and Probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The financial modeling for Oyu Tolgoi is based on projected future metal prices. The prices used reflected organizational consensus pricing views and opinions and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in the AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to

December 31, 2015	Page | 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. In 2015 and year-to-date in 2016, copper, gold and silver prices have declined significantly as a result of various macroeconomic factors and it is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. Turquoise Hill would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on Turquoise Hill’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2011	$4.62	$3.05	$4.00	$1,895	$1,319	$1,572	$48.70	$26.16	$35.12
2012	$3.93	$3.29	$3.61	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	$3.77	$3.04	$3.34	$1,694	$1,192	$1,411	$32.23	$18.61	$23.79
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08
2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

In June 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “special government needs” with certain defined areas in proximity to Oyu Tolgoi. These special government needs areas are to be used for infrastructure facilities for the development of the Oyu Tolgoi mine, if required.

Most of the areas designated for special government needs are subject to existing mineral exploration and mining licences issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licences. It is not clear at this time what areas of land covered by Resolution No. 175 may be required for the purposes of infrastructure for Oyu Tolgoi and, if required, what level of impact that may have, if any, on third parties holding mineral exploration and mining licenses over such areas. Oyu Tolgoi LLC has entered into certain consensual arrangements with some of the affected third parties; however, such arrangements have not been completed with all affected third parties. If Oyu Tolgoi LLC cannot enter into consensual arrangements with an affected third party and such third

December 31, 2015	Page | 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

party’s rights to use and access the subject land area are ultimately adversely affected by application of Resolution No. 175, compensation to such third parties will be payable under Mongolian legislation as indicated by Resolution No. 175.

It is not clear at this time whether the Government of Mongolia will expect some of any compensation necessary to be paid to such third parties to be borne by Oyu Tolgoi LLC or if it will assume that obligation alone. It is also expected, but not yet formally confirmed by the Government of Mongolia, that any consensual arrangements effected with affected third parties by Oyu Tolgoi LLC may make the application of Resolution No. 175 unnecessary.

To the extent that consensual arrangements are not entered into with affected third parties or not recognized by the Government, and the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable and may be significant.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Company must complete an Environmental Protection Plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which Turquoise Hill holds interests which are presently unknown to the Company and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, Turquoise Hill may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on

December 31, 2015	Page | 34

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if Turquoise Hill cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

Turquoise Hill has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on Turquoise Hill and its share price.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of Turquoise Hill’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on Turquoise Hill and its share price.

The Company is subject to anti-corruption legislation.

Turquoise Hill is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, Anti-Corruption Legislation), which prohibits the Company or any officer, director, employee or agent of Turquoise Hill or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its employees and

December 31, 2015	Page | 35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

agents. However, Turquoise Hill’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants or agents may engage in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on Turquoise Hill and its share price.

There can be no assurance that the interests held by Turquoise Hill in its exploration, development and mining properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

Turquoise Hill has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. Turquoise Hill has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on Turquoise Hill and its share price.

The Company is currently engaged in an U.S. Securities and Exchange Commission (the SEC) comment letter process relating to revenue recognition accounting treatment regarding certain sales of coal by SouthGobi, which process could result in a requirement to file future supplements to or further restatements of Turquoise Hill’s financial disclosure.

The Company has received comment letters from the staff (the Staff) of the SEC relating to the Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC on March 25, 2013. The Staff’s comments addressed accounting and disclosure matters primarily related to revenue recognition accounting under U.S. GAAP in respect of certain sales of coal by the Company’s then majority-owned subsidiary, SouthGobi. On November 14, 2013, the Company filed restated consolidated financial statements for the year ended December 31, 2012 as well as restated management’s discussion and analysis for such year, including comparative periods presented therein, and has concluded that such restatement appropriately addresses the timing of revenue recognition for these transactions. However, as of the date of the AIF, the Staff’s comments remain unresolved, and until these comments are resolved, the Company cannot predict whether the Staff will agree with the Company’s conclusion or whether it will require the Company to supplement its disclosures or further restate or make other changes to its historical consolidated financial statements, including with respect to the financial information contained in the Company’s previously filed annual and quarterly reports. If the Company is required to supplement its disclosures or further restate its previously reported financial statements in any way, it could have an impact on the portion of the Company’s results represented by SouthGobi’s operations in previous periods. Since 2012, the Company has reduced its ownership of SouthGobi’s common shares, and as at December 31, 2015, the Company held 49,348,915 common shares of SouthGobi, representing a 19.2% equity interest in SouthGobi. For more information see General Description of the Business – Three Year History – 2015 in the AIF.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date and it does not intend to declare or pay dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors will not receive any

December 31, 2015	Page | 36

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

funds unless they sell their common shares, and investors may be unable to sell their common shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase common shares.

There is no assurance that the Company will be capable of consistently producing positive cash flows.

The open pit at Oyu Tolgoi generated positive operating cash flows in 2015. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time or arranging for additional capital, whether through project debt financing or otherwise, if required, to continue the open pit operations as currently planned or in respect of additional funding requirements for the underground mine. If such additional capital is required but not available on commercially reasonable terms or at all, it may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Company and its share price.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

The Company cannot insure against all of the risks associated with mining.

Exploration, development and production operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage; delays in mining; monetary losses; and legal liability.

December 31, 2015	Page | 37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of Turquoise Hill. The Company does not maintain insurance against political or environmental risks, which may have a material adverse impact on Turquoise Hill and its share price.

The loss of, or a substantial decline in sales to, a top customer could have a material adverse effect on the Company’s revenues and profitability.

A reduction or delay in orders from leading customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect upon the Company’s results of operations. Customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

The Company faces risks associated with enforcement of its contractual rights.

Enforcement of existing and future laws and contracts in jurisdictions in which the Company carries out its activities is subject to uncertainty, and the implementation and interpretation of them may be inconsistent. The promulgation of new laws and changes to existing laws may adversely affect foreign companies, such as the Company, with activities in or contracts with counterparties in such jurisdictions. These uncertainties could limit the legal protections available to the Company. The Company’s inability to enforce its contractual rights could have a material adverse effect on its business and profitability. In addition, the Company is exposed to risks of political instability and government regulation in the countries in which it carries out its activities. See also the risk factor titled The Company may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, to the extent the Company’s business activity grows and it commences development of the underground component of Oyu Tolgoi, it will require additional key financial, operational, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and early development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, the Company is obligated to hire a specific number of Mongolian nationals as Oyu Tolgoi continues in commercial production. Among other obligations, the Company must use its best endeavours to ensure that within five years of Oyu

December 31, 2015	Page | 38

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Tolgoi attaining commercial production, at least 50%, and within ten years of Oyu Tolgoi attaining commercial production, at least 70% of the engineers employed at Oyu Tolgoi are Mongolian nationals (and failure to meet these levels will result in financial penalties).

Capital markets are volatile, and capital may not at all times be available on terms acceptable to the Company or at all.

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot assure you that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If Turquoise Hill is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on Turquoise Hill its share price.

The Company may be a passive foreign investment Company (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of common shares.

Based on the scope of its past, current and projected operations, the Company does not believe that it was a PFIC for the 2015 tax year. However, the determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Company is classified as a PFIC, U.S. holders of common shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on Turquoise Hill and its share price.

The Company may from time to time hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent Turquoise Hill from obtaining timely access to such funds or result in the loss of such funds.

The Company may from time to time hold substantial funds in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

December 31, 2015	Page | 39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company’s business could be materially and adversely affected by litigation proceedings.

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. Further, if a claim or proceeding were resolved against Turquoise Hill or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on Turquoise Hill’s business, operating results, and financial condition. The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations, it may be subject to governmental or regulatory investigations and claims even in those jurisdictions in which it is not currently active.

Certain directors of Turquoise Hill are directors or officers of, or have shareholdings or other interests in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with the Company.

Certain of the directors of the Company are directors, officers or employees of, or have shareholdings or other interests in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in another resource company, such directors and officers may have conflicts of interest, such as where such other companies may also compete with the Company for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the Company and will generally abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the Business Corporations Act (Yukon), the directors of Turquoise Hill are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Turquoise Hill will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which Turquoise Hill may be exposed and its financial position at that time.

December 31, 2015	Page | 40

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

14.	RELATED-PARTY TRANSACTIONS

Transactions with Rio Tinto

As at December 31, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	December 31 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents (i)	$740,537	$711,468	$-
Due from related parties	3,623	7,864	5,070
Payable to related parties:
Management services payment (ii)	(5,972)	(7,729)	(100,569)
Cost recoveries (iii)	(28,829)	(46,055)	(75,237)
Standy purchaser fee (iv)	-	-	(71,886)
Interest payable on long-term debt (v)	-	-	(13,530)
Interim funding facility (v)	-	-	(1,789,787)
New bridge facility (v)	-	-	(339,475)
	709,359	665,548	(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Year ended December 31,
	2015	2014

Interest income on demand deposits (i)	$1,393	$29
Costs recoveries - Turquoise Hill	3,724	4,017

Financing costs:
Commitment fees	-	(224)
Interest expense (vi)	-	(4,903)
Management services payment (ii)	(24,054)	(27,745)
Costs recoveries - Rio Tinto (iii)	(49,322)	(78,630)
	$(68,259)	$(107,456)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at December 31, 2015 included short term deposits, net of withdrawals, made between December 2014 and December 2015 with wholly owned subsidiaries of Rio Tinto totalling $740.5 million. During the year ended December 31, 2015, these deposits earned interest at rates equivalent to those offered by financial institutions.

(ii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment (MSP) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the percentage applied to capital costs of the underground development is 1.5%, and the percentage applied to operating costs and capital related to current operations is 3%. Adjustments for the impact of these percentages to MSP made in previous periods are included in the amount for the year ended December 31, 2015.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

December 31, 2015	Page | 41

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(iv)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with re-measuring the standby purchaser fee liability.

(v)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

(vi)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

Transactions with SouthGobi

Prior to the sale of 48.7 million shares on April 23, 2015, SouthGobi was classified as a consolidated subsidiary, and transactions between the Company and SouthGobi were eliminated on consolidation and were therefore not reported as related party transactions.

On November 30, 2015, the Company’s ownership reduced to 19.9%. From this point, SouthGobi ceased to be an investment in an associate and became an available for sale investment recorded within financial assets. Transactions occurring from April 23, 2015 to November 30, 2015 between the Company and SouthGobi are disclosed as related party transactions and totalled $0.4 million.

The above noted transaction was in the normal course of operations and was measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

15.	NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

December 31, 2015	Page | 42

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Operating and unit costs
	(Three Months Ended)		(Years Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2015	September 30, 2015	December 31, 2015	December 31, 20143.
Production and delivery	149,648	159,375	630,413	849,789
Change in inventory	7,182	(17,075)	(29,444)	(253,040)
Other operating expenses	113,209	151,721	452,539	375,850
Less:
- Impairment / write-down of inventory	(36,033)	(76,448)	(103,236)	(33,926)
- Depreciation	(2,782)	(2,610)	(11,700)	(7,972)
Management services payment to Turquoise Hill	5,327	7,572	24,054	27,745

Cash operating costs	236,551	222,535	962,6262.	958,446
Cash operating costs: $/lb of copper produced	1.87	1.80	2.16	2.93
Adjustments to cash operating costs1.	35,439	33,736	98,054	83,152
Less: Gold and silver revenues	(161,049)	(207,199)	(805,162)	(668,636)

C1 costs ($‘000)	110,941	49,072	255,518	372,962

C1 costs: $/lb of copper produced	0.88	0.40	0.57	1.14

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,995	2,899	17,193	22,588
Asset retirement expense	1,428	1,395	5,280	9,458
Royalty expenses	25,014	24,126	120,795	91,512
Non-current stockpile and stores write-down (reversal)	36,033	76,448	103,236	33,926
Other expenses	(1,396)	1,116	2,607	14,706
Sustaining cash capital including deferred stripping	20,235	32,792	105,808	93,489

All-in sustaining costs ($‘000)	197,250	187,848	610,437	638,641

All-in sustaining costs: $/lb of copper produced	1.56	1.52	1.37	1.95

1. Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

2. Cash operating costs for 2015 include non-recurring charges of $59.9 million, following agreement of the Underground Plan (tax settlement: $22.1 million; recalculation of royalties: $14.5 million) and costs relating to underground remobilization and early works expensed ($23.3 million).

3. Financial information has been extracted from the Company’s annual consolidated financial statements for the year ended December 31, 2015. Comparative amounts have been restated for adjustments resulting from transition to IFRS from U.S. GAAP. Please refer to Section 12 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 22 on this MD&A.

December 31, 2015	Page | 43

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

16.	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the Company’s fiscal year ended December 31, 2015, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17.	MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2015 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2015.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

18.	OVERSIGHT OF THE AUDIT COMMITTEE

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

19.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

20.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the AIF of the Company for the year ended December 31, 2015, and other continuous disclosure documents filed by the Company since January 1, 2016 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

21.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued development Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs, including with respect to the development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source for Oyu Tolgoi; the timing and ability to satisfy all conditions precedent to the first drawdown under the Oyu Tolgoi Project Financing; the approval of the Statutory Feasibility Study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected the 2014 Feasibility Study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of Oyu Tolgoi have been delayed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for Oyu Tolgoi and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

22.	MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill Resources Ltd. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 17, 2016.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements included in the MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditor, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Jeff Tygesen	/s/ Steeve Thibeault
Jeff Tygesen Chief Executive Officer March 17, 2016 Vancouver, BC, Canada	Steeve Thibeault Chief Financial Officer

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